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                       [Dewey Ballantine LLP Letterhead]


October 20, 1999

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Panhandle Surgical Hospital, LP (CIK No. 0001090852)
     Huntington Associates (CIK No. 0001090679)
     Huntington Beach Amdeco, LLC (CIK No. 0001090673)
     Huntington Intercommunity Hospital (CIK No. 0001090675)
     GHC Huntington Beach, LLC (CIK No. 0001090660)
     North Anaheim Surgicenter, Ltd. (CIK No. 0001090838)
     West Anaheim Hospital, L.P. (CIK No. 0001090806)
     Surgical Center of Southeast Texas, Ltd. (CIK No. 0001090787) Panhandle LLC (CIK No. 0001090739)
     Panhandle Medical Center, LLC (CIK No. 0001090737)
     Panhandle Property, LLC (CIK No. 0001090735)
     Silsbee Doctors Hospital, L.P. (CIK No. 0001090768)
     Beaumont Medical Center, L.P. (CIK No. 0001090620)

     Request for Withdrawal of Registration Statement on Form S-4
     Registration No. 333-84743

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, we hereby request the withdrawal of the registration statement on Form S-4 (file No. 333-84743) (the "Registration Statement"), for each of the above-captioned co-registrants, each a former operating subsidiary (the "Former Operating Subsidiaries") of Triad Hospitals Holdings, Inc. ("Holdings"). The Registration Statement, which relates to the registration of the 11% Senior Subordinated Notes due 2009 (the "Notes") of Holdings, was submitted to and accepted by the Securities and Exchange Commission on August 6, 1999 (Accession Number 0000950130-99-004609). At the time the Registration Statement was filed, each of the Former Operating Subsidiaries was an operating subsidiary of Holdings and a guarantor of Holdings' obligations under the Notes, and therefore a co-registrant. However, subsequent to such date, either all of the capital stock or substantially all of the assets of each of the Former Operating Subsidiaries has been sold, and each such Former Operating Subsidiary has been fully, unconditionally and irrevocably released from its obligations as a guarantor of the Notes. Therefore, we request that the Registration Statement be withdrawn from the Securities and Exchange Commission's database for the above-captioned co-registrants only. All other co-registrants remain guarantors of the Notes and should not be withdrawn. The primary obligor on the Notes,
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Holdings, also remains and should not be withdrawn.
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Sincerely,
/s/ Dewey Ballantine LLP